EXHIBIT E

INVESTOR RIGHTS AGREEMENT

by and among

China MediaExpress Holdings, Inc.,

Mr. Zheng Cheng,

Ou Wen Lin,

Qingping Lin,

Thousand Space Holdings Limited,

Bright Elite Management Limited,

and

Starr Investments Cayman II, Inc.

January 28, 2010

TABLE OF CONTENTS

1.	Definitions.	1
2.	Governance Matters.	5
3.	Restrictions on Transfer.	7
4.	Right of First Offer.	8
5.	Tag-along	8
6.	Performance-based Adjustment	9
7.	Put Option	10
8.	Drag-along	11
9.	Other Covenants	12
10.	Earn-out.	14
11.	Legend	14
12.	Miscellaneous	14

ii

INVESTOR RIGHTS AGREEMENT, dated as of January 28, 2010, by and among China MediaExpress Holdings, Inc., a Delaware corporation (the “Company”), Mr. Zheng CHENG, a citizen of the People’s Republic of China (the “PRC” or “China”), identification number 350103197103110058 (the “Founder”), Ou Wen Lin, a citizen of the Republic of Philippines, passport number G15042722, and Qingping Lin, a citizen of the PRC, identification number 350127194911134311, Thousand Space Holdings Limited, a company organized under the laws of the British Virgin Islands (“Thousand”), Bright Elite Management Limited, a company organized under the laws of the British Virgin Islands (“Bright”, together with the Founder, Ou Wen Lin, Qingping Lin and Thousand, the “Sponsor Shareholders”), and Starr Investments Cayman II, Inc., a company organized with limited liability under the laws of the Cayman Islands (the “Investor”).

WHEREAS, the Company, the Sponsor Shareholders, the Investor together with other parties entered into a Securities Purchase Agreement (the “Purchase Agreement”) dated as of January 12, 2010, pursuant to which the Company agreed to sell to the Investor, and the Investor agreed to purchase from the Company, (i) one million (1,000,000) shares of Preferred Stock (the “Purchased Shares”) and (ii) warrants of the Company entitling the Investor to purchase 1,545,455 shares of Common Stock at US$6.47 per share (the “Purchased Warrants”), in each case on the terms and subject to the conditions set forth in the Purchase Agreement (the “Securities Purchase”);

WHEREAS, on the terms and conditions set forth in the Purchase Agreement, the Sponsor Shareholders agreed to transfer to the Investor 150,000 shares of Common Stock (the “Transferred Shares”), and such transfer, the “Stock Transfer,” together with the Securities Purchase, the “Transactions”);

WHEREAS, it is a condition to the closing of the transactions contemplated by the Purchase Agreement that the Company, the Sponsor Shareholders and the Investor enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the agreements contained in this Agreement, and intending to be legally bound by this Agreement, the Company, the Sponsor Shareholders and the Investor agree as follows:

1.	Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth in this Section 1:

“Affiliate” of any Person shall mean any other Person directly or indirectly controlling or controlled by or under common control with such Person. For purposes of this definition, “control” when used with respect to any Person has the meaning specified in Rule 12b-2 under the Exchange Act (including SEC and judicial interpretations thereof); and the terms “controlling” and “controlled” shall have meanings correlative to the foregoing.

“Audited Consolidated Net Profit” shall mean the “Net Income Attributable to the Parent” as calculated and disclosed pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 160, as set forth on the audited consolidated financial statements of the Company prepared in accordance with US GAAP and audited without qualification by a reputable international accounting firm appointed by the Company (but subject to the Investor’s prior written consent, which consent shall not be unreasonably withheld, it being understood that, for the fiscal year ended December 31, 2009 Deloitte & Touche Tohmatsu shall be acceptable to Investor) (the “Audited Consolidated Financial Statements”), which comprises a part of the Forms 10-K filed with the SEC for the fiscal years ending December 31, 2009, 2010 or 2011, and shall be adjusted to:

(i)           add back to the “Net Income Attributable to the Parent” any charges for (a) “acquisition-related costs” as defined in and charged to expense pursuant to SFAS No. 141 (R) and any other fees, expenses or payments to any third party related to the Share Exchange (as defined in the Exchange Agreement), (b) the amortization or intangibles, (c) impairment of goodwill, (d) compensation expense arising from the Earn-out Shares (as defined in the Exchange Agreement) and, any other share-based compensation, each (a)-(d) as it relates to any acquisitions completed in, or pending at the end of, the applicable period (including the Share Exchange), by the Company, the HKCo, the WFOE and the PRCCo;

(ii)           add back to the “Net Income Attributable to the Parent” any out of pocket expenses incurred to design, implement and annually assess disclosure controls and procedures and internal controls over financial reporting by the Company or its Subsidiaries as a consequence of the Company’s compliance with the Sarbanes-Oxley Act;

(iii)           add back to the “Net Income Attributable to the Parent” any charges for Taxes payable by any of the Company, the HKCo, the WFOE and the PRCCo that are directly attributable to the Share Exchange and that apply to the applicable period; and

(iv)           deduct from the “Net Income Attributable to the Parent” the financial statement tax benefit of the amount in (i), (ii) and (iii) above, computed by multiplying the amount of the adjustment in (i), (ii) or (iii) above by the statutory tax rate applicable to the Company or its Subsidiaries that incurred the expense;

provided, however, that if the Company is no longer required or eligible to file a Form 10-K, then the “Net Income Attributable to Parent” as calculated and disclosed pursuant to SFAS No. 160 for any particular fiscal year shall be as set forth on the Audited Consolidated Financial Statements for such fiscal year.  For the avoidance of doubt, any non-recurring profit or gain shall not be counted toward the Audited Consolidated Net Profit.

“Board” shall mean the board of directors of the Company.

“Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York, New York or in Beijing, the PRC generally are authorized or obligated by law, regulation or executive order to close.

“Capital Stock” shall mean any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (in each case however designated) stock issued by the Company.

“Closing” shall have the meaning given to it in the Purchase Agreement.

“Closing Date” shall have the meaning given to it in the Purchase Agreement.

“Closing Price” shall mean, with respect to a share of Capital Stock of a Person, the price per share of the final trade of the Capital Stock on the applicable Trading

Day on the principal national securities exchange on which the Capital Stock is listed or admitted to trading; provided, however, that, if the Capital Stock is not so listed or traded, the Closing Price shall be equal to the fair market value of such share, as determined in good faith by the Board.

“Code” shall mean the Internal Revenue Code of 1986, together with all regulations, rulings and interpretations thereof or thereunder by the Internal Revenue Service.

“Common Stock” shall mean the common stock of the Company, par value US$ 0.001 per share.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated by the SEC thereunder.

“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Founding Shareholder Ownership Percentage” as of a particular date of determination shall mean the percentage determined by a fraction, the numerator of which is the total number of shares of Common Stock held, directly or indirectly, by such Founding Shareholder and the denominator of which is the aggregate number of shares Common Stock collectively held, directly or indirectly, by all of the Founding Shareholders, in each case on a fully diluted and as-converted basis as of the date of determination. As of the date hereof, and for all purposes herein, such percentages shall be as follows unless revised by written notice to the Investor signed by each of the Founding Shareholders: Mr. Zheng Cheng, 61.17%; Ou Wen Lin, held indirectly through Thousand, 28.22%; and Qingping Lin, held indirectly through Bright, 10.61%.

“Founding Shareholders” shall mean the Founder, Ou Wen Lin and Qingping Lin, and a “Founding Shareholder” shall mean any of them.

“Governmental Authority” shall mean any foreign governmental authority, the United States of America, any state of the United States and any political subdivision of any of the foregoing, and any agency, instrumentality, department, commission, board, bureau, central bank, authority, court or other tribunal, in each case whether executive, legislative, judicial, regulatory or administrative.

“IRR” shall mean, with respect to the Investor’s investment in the Put Shares (as of any given determination date of the Put Price with respect to the exercise of the Put Option) (calculated in U.S. dollars), the annual discount rate at which the net present value of all capital in-flows relating to such investment in the Put Shares at the time of the Closing is equal to the net present value of all cash out-flows from such investment in the Put Shares at the time of the Closing.

“Investor Ownership Percentage” as of a particular date of determination shall mean the percentage determined by a fraction, the numerator of which is the sum of the number of (i) shares of Common Stock held by the Investor plus (ii) shares of Common Stock issuable upon the conversion of the Purchased Shares or the exercise of the Purchased Warrants, and the denominator of which is the total number of shares of Common Stock issued and outstanding, on a fully-diluted and as-converted basis as of the date of determination.

“Lock-up Agreement” shall have the meaning given to it in the Share Exchange Agreement.

“Person” shall mean any individual, association, partnership, limited liability company, joint venture, corporation, trust, unincorporated organization, Governmental Authority or any other form of entity.

“Per Share Issuance Price” shall, in the case of shares of Preferred Stock, equal US$ 30.00, and, in the case of shares of Common Stock, equal US$ 10.00.

“PRCCo” shall mean Fujian Fenzhong Media Co., Ltd., a limited liability company operating in media business established in the PRC.

“Preferred Stock” shall mean the Series A Preferred Stock of the Company, par value of US$ 0.001 per share.

“Put Price” shall mean, as of any given determination date, the product of the total number of the Put Shares multiplied by the sum of (a) the Per Share Issuance Price plus (b) such amount as would result in an IRR of twenty-three percent (23%) on the Per Share Issuance Price from the date of Closing up to the date of the full payment of all the Put Price, provided that the aggregate Put Price shall be reduced on a dollar for dollar basis to the extent that the Investor has recovered any amounts under Section 11 of the Purchase Agreement, provided further that, in any event, any given reduction shall reduce the Put Price with respect to only one exercise of the Put Right and any further exercise of the Put Right shall only be reduced by any additional amounts recovered by the Investor under Section 12 following the previous exercise of the Put Right. To the extent the Put Right is exercised with respect to a combination of Preferred Stock and Common Stock, the Put Price shall be equal to the sum of the Put Price for each class of Capital Stock calculated separately.

“Put Shares” means such number of shares of Preferred Stock and such number of shares of Common Stock (i) held by the Investor or issuable upon the conversion of Preferred Shares or the exercise of the Purchased Warrants with respect to which the Investor exercises the Put Right under Section 7.1, it being understood that, the Investor may exercise such right in connection with all or any portion of such shares that it holds at such time.

“SEC” shall mean the U.S. Securities and Exchange Commission or any other U.S. federal agency then administering the Securities Act or Exchange Act.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended and the rules and regulations of the SEC thereunder.

“Share Exchange Agreement” shall mean the share exchange agreement dated May 1, 2009 relating to the acquisition by the Company of all the outstanding capital stock of Hong Kong Mandefu Holdings Ltd..

“Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-US broker dealers or foreign regulated brokers.

“Subsidiary” of any Person shall mean any corporation, partnership, joint venture, limited liability company, trust, variable interest entity or other entity controlled by such Person directly or indirectly through one or more intermediaries.

“Tag-along Pro Rata Share” shall mean the proportion that the number of the shares of Common Stock held by the Investor (on an as-converted basis) as of the date of the Transfer Notice bears to the aggregate number of shares of the Common Stock held by the Investor (on an as-converted basis) and the Transferring Shareholder as of the date of the Transfer Notice.

“Tax” or “Taxes” shall mean all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, foreign, federal or other Governmental Authority, or in connection with any agreement with respect to Taxes, including all interest, penalties and additions imposed with respect to such amounts.

“Trading Day” shall mean any Business Day on which the Common Stock is traded, or able to be traded, on the principal national securities exchange on which the Common Stock is listed or admitted to trading.

“Transaction Agreements” shall mean this Agreement, the Purchase Agreement, the Certificate of Designations and the Registration Rights Agreement.

“U.S. GAAP” shall mean United States generally accepted accounting principles, as in effect from time to time, applied on a consistent basis.

“Warrants” shall mean (i) 9.055 million redeemable warrants entitling the registered holders thereof to purchase shares of Common Stock at a price of US$5.50 per share; and (ii) 2.1 million redeemable warrants entitling the registered holders thereof to purchase shares of Common Stock at US$1.00 per share. For the avoidance of doubt, Warrants, as used herein, shall exclude the Purchased Warrants.

“WFOE” shall mean Fujian Zongheng Express Information Technology Ltd., a limited liability company established in the PRC and a wholly-owned Subsidiary of the Company.

2.	Governance Matters.

2.1           Preferred Director.

(i)           Effective as of the Closing, the Company shall increase the size of the Board by one director.  The Investor shall have the right to one (1) director to the Board (the “Preferred Director”), pursuant to the terms hereof or of the Certificate of Designations of Preferred Stock (the “Certificate of Designations”), for so long as the Investor Ownership Percentage is greater than or equal to 3% (the “Preferred Threshold”).

(ii)           In the event any Preferred Director shall resign prior to the expiration of the term for which he is elected to serve on the Board, then the Investor shall have the right to nominate for election by the Board a replacement, provided that the Investor is entitled to elect such Preferred Director pursuant to the terms hereof or of the Certificate of Designations.  Each of the Sponsor Shareholders shall cause such person designated by the Investor to be appointed to the Board.

(iii)           The Investor agrees to use reasonable efforts to cause the individual serving as the Preferred Director to provide the Company, on a timely basis, with any information relating to such individual that the Company may be required to disclose pursuant to applicable law, rules and regulations.

(iv)           Upon appointment and election to the Board, (i) the Preferred Director shall serve as a full member of the Board and shall receive the benefit of the same indemnification and other protective agreements (and any related advancement of expenses), indemnification provisions provided in the Company’s Certificate of Incorporation, compensation (whether in the form of cash, equity award or otherwise), expense reimbursement, perquisites and insurance coverage as the other non-employee directors of the Company, and (ii) the Company shall not, without the consent of the Investor, directly or indirectly, amend, alter or repeal any of the provisions of the Certificate of Designations so as to adversely change any of the rights, preferences or privileges of Preferred Stock or Section 4(b) and (c) of the Certificate of Designations relating to the Preferred Director.

(v)           Effective as of the Closing and for so long as the Investor is entitled to designate the Preferred Director to the Company, the Investor shall have the right to appoint one (1) director to each of the board of directors of the HKCo, WFOE and PRCCo, and each of the Company and the Sponsor Shareholders shall cause such person designated by the Investor to be appointed to the board of directors of the HKCo effectively as of the Closing and cause such persons designated by the Investor to be appointed to the board of directors of the WFOE and PRCCo respectively within one (1) month after the Closing Date.

(vi)           The Investor shall have the right to, and shall have no duty not to (i) invest in or engage in the same or similar business activities or lines of business as the Company, and (ii) do business with any client or customer of the Company and the Company shall not be deemed to have an interest or expectancy in any such activities merely because the Company engages in the same or similar activities. Neither the Investor nor any officer or director thereof nor any of the Preferred Director shall be liable to the Company or its shareholders for breach of any fiduciary duty by reason of any such activities of the Investor or of such person’s participation therein. In the event that the Investor acquires knowledge of a potential transaction or matter, from an independent, third-party source, which may be a corporate opportunity for both the Investor and the Company, the Investor shall have no duty to communicate or present such corporate opportunity to the Company. The Company, to the fullest extent permitted by law, renounces any interest or expectancy in such corporate opportunity and waives any claim that such corporate opportunity should have been presented to the Company. The Investor shall not be liable to the Company or its shareholders for breach of any fiduciary duty as a shareholder of the Company by reason of the fact that the Investor pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or entity or does not present such corporate opportunity to the Company.

2.2           Committee Membership. For so long as the Investor is entitled to designate the Preferred Director pursuant to the terms hereof or of the Certificate of Designations, the Preferred Director or other person designated by the Investor shall be appointed by the Board to sit on each regular committee of the Board, subject to such person satisfying applicable qualifications under applicable law, regulation or stock exchange rules and regulations.

3.	Restrictions on Transfer.

3.1           Investor’s Lock-Up. From the date of the Closing until the date that is six (6) months thereafter, the Investor agrees that, without the prior written consent of the Company (which consent may be given or withheld, or made subject to such conditions as are determined by the Company, in its sole discretion), it will not directly or indirectly sell, transfer, pledge, encumber, assign or otherwise dispose of any Purchased Shares, Purchased Warrants or Transferred Shares or shares of Common Stock issuable upon conversion of any Purchased Shares or exercise of any Purchased Warrants (collectively the “Transaction Shares”) to any Person, or enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers or intends to transfer, in whole or in part, any of the economic or beneficial consequences of ownership of any Transaction Shares, whether any of these transactions are to be settled by delivery of any Transaction Shares, in cash or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales with respect to any Transaction Shares other than (i) to its Affiliates (including commonly controlled or managed investment funds) who execute a written joinder agreement in a form approved by the Company pursuant to which such transferee(s) agree(s) to be bound by the terms hereof; (ii) pursuant to a tender or exchange offer recommended by the Board, (iv) pursuant to a merger or consolidation recommended by the Board in which the Company will not be the surviving entity.  Without the prior written consent of the Company, Investor may not, at any time, transfer Preferred Shares to any Person other than an Affiliate of Investor; provided that if at any such time such transferee is no longer an Affiliate of Investor, Investor must ensure that it reacquires the transferred Preferred Shares.

Any purported transfer which is not in accordance with the terms and conditions of the above shall be, to the fullest extent permitted by law, null and void ab initio and, in addition to other rights and remedies at law and in equity, the Company shall be entitled to injunctive relief enjoining the prohibited action.

3.2           Sponsor Shareholders’ Lock-up.

3.2.1           From the date of the Closing until the date that is twelve (12) months thereafter, the Founder agrees that, without the prior written consent of the Investor (which consent may be given or withheld, or made subject to such conditions as are determined by the Investor, in its sole discretion), he will not at any time directly or indirectly sell, transfer, pledge, encumber, assign or otherwise dispose of any share of Common Stock to any Person, or enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers or intends to transfer, in whole or in part, any of the economic or beneficial consequences of ownership of such shares of Common Stock, whether any of these transactions are to be settled by delivery of any such shares of Common Stock, in cash or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales with respect to any security of the Company.

3.2.2           Until the date that is six (6) months from the Date of Delivery (as defined in the Lock-up Agreement), each of Thousand and Bright agrees that it will not violate any of its lock-up obligations under the Lock-up Agreement.

3.2.3           Each of Mr. Ou Wen Lin and Mr. Qingping Lin agrees that he will not at any time directly or indirectly sell, transfer, pledge, encumber, assign or otherwise dispose of any of his equity interest in Thousand and Bright respectively to any Person during the six (6)-month period described in Section 3.2.2 above.

Any purported transfer which is not in accordance with the terms and conditions of above Sections 3.2.1, 3.2.2 and 3.2.3 shall be, to the fullest extent permitted by law, null and void ab initio and, in addition to other rights and remedies at law and in equity, the Investor shall be entitled to injunctive relief enjoining the prohibited action.

4.	Right of First Offer.

4.1           The Investor shall have the right to purchase from the Company an amount of any additional shares of Capital Stock that the Company may propose to issue and sell equal to the Investor Ownership Percentage calculated as of the date of delivery of the Notice of Issuance (as defined below) (the “ROFO Percentage”) to the extent such additional shares of Capital Stock are actually issued.

4.2           In the event the Company proposes to undertake an issuance of any shares of Capital Stock, it shall give the Investor a written notice of its intention, describing the type of the shares to be issued and the price and terms upon which the Company proposes to issue such shares (a “Notice of Issuance”).  The Investor shall have twenty-one (21) days from the date of delivery of a Notice of Issuance to the Investor to agree to purchase a portion of such shares equal to the ROFO Percentage (calculated as of the date of delivery of such Notice of Issuance), for the price and upon the terms specified in the Notice of Issuance.  On or prior to the expiration of such twenty-one (21) day period, the Investor shall deliver a written notice to the Company stating the quantity of the shares to be purchased by the Investor (the “Investor Response”), which written notice shall be binding on the Company and such Investor subject only to the completion of the issuance of the shares described in the applicable Notice of Issuance.

4.3           The Company shall have one hundred and twenty (120) days following the earlier of (i) the expiration of the twenty-one (21) day period described in Section 4.2 and (ii) the delivery of the Investor Response to sell or enter into an agreement to sell the shares with respect to which the Investor’ right to purchase was not exercised, at a price and upon terms no more favorable than those specified in the Notice of Issuance. If the Company does not sell such shares or enter into an agreement to sell such shares within such one hundred and twenty (120) day period, then the Company shall not thereafter issue or sell any shares without first offering such shares to the Investor in the manner provided in Section 4.2.

4.4           The right of first offer set forth in this Section 4 shall expire at any time the Investor ceases to maintain the Preferred Threshold.

5.	Tag-along.

5.1           If any Founding Shareholder (the “Transferring Shareholder”) proposes to transfer any share of Capital Stock of the Company to any bona fide third party

(the “Transferee”), the Investor shall have the right (the “Tag-Along Right”) but not the obligation to require the Transferring Shareholder to require the Transferee to purchase from the Investor, for the same consideration per share of Common Stock and upon the same terms and conditions as to be paid and given to the Transferring Shareholder up to a maximum of the Tag-along Pro Rata Share of the Offered Shares (“Investor Tag Shares”).

5.2           If the Transferring Shareholder proposes to transfer all or a portion of the shares held by it, it shall send a written notice to the Investor (the “Transfer Notice”), which shall state: (i) the name of the Transferring Shareholder, (ii) the number of the shares (the “Offered Shares”) proposed to be transferred, (iii) the price per share at which the Offered Shares will be offered for sale, which price in each case must be in US$ cash only and may not be in kind (the “Offer Price”).

5.3           Within 30 days following the receipt of the Transfer Notice, if the Investor elects to exercise its Tag-along Right, it shall deliver a written notice of such election to the Transferring Shareholder, specifying the number of the shares of Common Stock with respect to which it has elected to exercise its Tag-along Right.  Such notice shall be irrevocable and shall constitute a binding agreement by the Investor to transfer such shares on the terms and conditions set forth in the Transfer Notice.

5.4           For the avoidance of doubt, without the prior written consent of the Company, the Investor shall not be permitted to transfer Preferred Stock pursuant to the Tag-Along Right without converting into Common Stock.

5.5           Where the Investor has properly elected to exercise its Tag-along Right and the proposed Transferee fails to purchase the shares from the Investor, the Transferring Shareholder shall not make the proposed transfer, and if purported to be made, such transfer shall be void.

5.6           For avoidance of doubt, the Investor shall have a Tag-Along Right with respect to any sale of any equity interests of Thousand or Bright by Ou Wen Lin or Qingping Lin, calculating the Investor Tag Shares as if Ou Wen Lin or Qingping Lin, as applicable, were transferring Capital Stock owned by Thousand or Bright, directly on a basis proportional with the disposition of their equity interests of Thousand or Bright.

5.7           The Tag-Along right shall expire at any time the Investor ceases to maintain the Preferred Threshold.

6.	Performance-based Adjustment.

6.1           The parties acknowledge that the Investor’s Percentage Ownership immediately following the Closing is calculated based upon a post-money valuation of US$ 343,462,957 (the “Valuation”) and estimated Audited Consolidated Net Profit for the fiscal years of 2009, 2010 and 2011 as set forth below (each a “Profits Target”):

Fiscal Year	Audited Consolidated Net Profit
2009	US$ 42 million
2010	US$ 55 million

2011	US$ 70 million

6.2           The Company shall and the Sponsor Shareholders shall procure that the Company deliver to the Investor the Audited Consolidated Financial Statements within ninety (90) days after the end of each fiscal year of 2009, 2010 and 2011.  If the Audited Consolidated Net Profit for any given year is less than the corresponding Profits Target as set forth in Section 6.1 above, then the Founding Shareholders shall, within thirty (30) after the date of the Audited Consolidated Financial Statements, on a pro rata basis based on their respective Founding Shareholder Ownership Percentage, pay to the Investor an amount in cash in U. S. dollars equal to the amount derived from the formula set forth below (such amount the “Performance Adjustment Amount”):

Performance Adjustment Amount	=	Investor Ownership Percentage	X	(Profits Target – Audited Consolidated Net Profits)	X	Valuation
Profits Target

6.3           The Investor and the Sponsor Shareholders hereby agree that the payment of any Performance Adjustment Amount shall be treated as an adjustment to the Purchase Price (as defined in the Purchase Agreement) for U.S. federal income tax purposes.

6.4           At the sole option of the Founding Shareholders, the Founding Shareholders may satisfy their obligation to pay the Investor the Performance Adjustment Amount by a transfer of additional shares of Common Stock to the Investor (the “Performance-based Share Transfer”) based on the average of the closing price of Common Stock for the thirty (30)-day period ending three (3) Business Days prior to the date that the Performance based Share Transfer is made, provided, however, that the Performance Adjustment Amount may be satisfied through the Performance-based Share Transfer only to the extent that the aggregate number of shares of Common Stock acquired or acquirable by the Investor from the Transactions together with the number of shares transferred pursuant to the Performance-based Share Transfer does not exceed 19.9% of the total number of shares of Common Stock issued and outstanding as of the date of the Purchase Agreement and any remaining Performance Adjustment Amount shall be paid in cash.

6.5           The Founding Shareholders shall be responsible for any and all documentary, stamp, or similar issue or transfer tax due on any Performance-based Share Transfer pursuant to the Section 6.4 on or prior to the closing of such transfer.

7.	Put Option.

7.1           The Investor shall have the right (the “Put Right”) but not the obligation to sell the Put Shares to the Founding Shareholders at a price equal to the Put Price and the Founding Shareholders shall have the obligation to purchase such Put Shares on a pro rata basis based on Founding Shareholder Ownership Percentage, at the Put Price if:

7.1.1           the Audited Consolidated Net Profit for the fiscal year of 2012 is less than the Audited Consolidated Net Profit for the fiscal year of 2011;

7.1.2           the Company fails to meet 50% of any Profits Target as set forth in Section 6.1 for any of fiscal year 2009, 2010 or 2011; or

7.1.3           the Company or any of the Sponsor Shareholders materially breaches any covenants or agreements set forth in Sections 9 or 10 of the Purchase Agreement or Sections 2, 3, 4, 5, 6 or 9.2 of this Agreement, and fails to rectify such breach to the satisfaction of the Investor within sixty (60) days after the date of the written notice by the Investor.

7.2           The Company shall, and the Sponsor Shareholders shall procure the Company to, immediately upon the occurrence of any of the events as set forth in Sections 7.1.1, 7.1.2 and 7.1.3 deliver a written notice to the Investor.  From the date of such delivery or the date the Investor is aware of the occurrence of any such event, the Investor shall have thirty (30) days to deliver a written notice (the “Put Notice”) to the Founding Shareholders of the exercise of its Put Right.

7.3           The Founding Shareholders shall complete the purchase of the Put Shares from and pay the entire Put Price to the Investor within three (3) months after the delivery of the Put Notice by the Investor.  The payment of the Put Price shall be in cash in U.S. dollars, provided that in the event of an exercise of Put Right pursuant to Section 7.1.2, the Founding Shareholders may pay the Put Price in kind (other than the shares of the Company with an equivalent value, provided that the type of consideration and the valuation thereof shall be subject to the Investor’s review and consent), acting reasonably.

7.4           Regarding any event or circumstance giving rise to a Put Right, to the extent that the Investor chooses to exercise the Put Right with respect to less than all the Put Shares within the applicable 30-day put exercise period, the Investor shall be deemed to have waived the Put Right as to the remaining Put Shares in connection with the such event or circumstance, but, for the avoidance of doubt, not with respect to any subsequent event or circumstance giving rise to a similar Put Right.

7.5           The Put right shall expire at any time the Investor ceases to maintain the Preferred Threshold.

8.	Drag-along.

8.1           In the event that (i) the Investor has exercised the Put Right and the Founding Shareholders fail to complete the purchase of the Put Shares from, and to pay the entire Put Price to, the Investor in accordance with Section 7.3, or (ii) any Founding Shareholder fails to perform in accordance with Section 6, the Investor shall have the right (the “Drag-along Right”) but not the obligation to require the Founding Shareholders to sell up to all shares of Capital Stock directly or indirectly held by the Founding Shareholders pursuant to a managed sale process conducted by an investment bank of internationally recognized standing with demonstrable experience in the Chinese and international markets and designated by the Investor (“Designated Investment Bank”) to a bona fide third party buyer or buyers designated by the Investor to which the Investor will also sell all shares of Capital Stock held by it at a price per share (in US$ cash only and may not be in kind) reflecting an enterprise value which shall not be less than the product of the Company's last twelve months’ net income (as adjusted using the same methodology as Audited Consolidated Net Profit) times seven (7) (the “Drag-along Sale”).

8.2           If the Investor wishes to exercise its Drag-Along Right, the Investor shall provide a written notice to the Founding Shareholders (the “Drag Notice”), which shall state (i) the name of the buyer or buyers, (ii) the material terms and timing of the proposed transaction, (iii) the price in US$ cash, and (iv) a reasonably detailed calculation showing that the valuation is no less than the price required in Section 8.1.  The Investor shall have 120 days following the Founding Shareholders’ receipt of the Drag Notice to consummate the proposed transaction and to exercise its Drag-along Right. The Founding Shareholders shall execute such documents or take such other actions as may be reasonably necessary or appropriate to effect the Drag-along Sale to the designated buyer or buyers.

9.	Other Covenants.

9.1           Repurchase of Warrants. The Company shall use its reasonable best efforts to, and the Sponsor Shareholders shall use their reasonable best efforts to cause the Company to, develop and implement a plan to repurchase and retire four million (4,000,000) outstanding Warrants.

9.2           Compliance with Certificate of Designations. The Company shall, and each of the Sponsor Shareholders shall cause the Company to, comply with the Certificate of Designations, the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the Bylaws of the Company.

9.3           Economic Sanctions. The Sponsor Shareholders and the Company shall procure that neither the Company, nor any of its Subsidiaries, nor any agent or other person acting for or on behalf of the neither the Company or any of its Subsidiaries, shall engage in any transactions or enter into any contract or association with or involving, directly or indirectly, countries, territories, governments, entities, individuals and other persons (including transactions or contracts which the Company or such Subsidiary knows or has reasons to believe involve goods, services or technology of origin from such countries or territories) that, at the date of the transaction, contract, or association, are targets of any law, regulation, order or license relating to any economic sanctions program administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, including without limitation any program the regulations of which are codified in Chapter V of Subtitle B of Title 31 of the U.S. Code of Federal Regulations.

9.4           Anti-corruption.

9.4.1           The Sponsor Shareholders and the Company shall ensure that neither the Company nor any of its Subsidiaries, nor any agent or other person acting for or on behalf of the Company or any of its Subsidiaries, shall, in connection with the operations of the Company or such Subsidiary, in violation of any applicable law or regulation, offer, promise or give, or authorize or approve the payment, gift or promise of anything of value, directly or through a third party, to any officer or employee of a non-U.S. government or any department, agency, or instrumentality thereof, or any entity owned in whole or in part or controlled by any such non-U.S. government or any department, agency, or instrumentality thereof, or of a public international organization, or any person acting in an official capacity for or on behalf of any such government or department, agency or instrumentality, or for or on behalf of any such public international organization, including any non-U.S. political party, party official or candidate for non-U.S. political office for the purpose of securing any improper business advantage for the Company or any of its Subsidiaries, including to obtain or retain business.

9.4.2           Each of the Company and the Sponsor Shareholders covenants to maintain the FCPA Compliance Program (as such term is defined in the Purchase Agreement) adopted prior to the Closing and insure that such FCPA Compliance Program will be binding on the Company, each of its Subsidiaries and their respective Affiliates, including the directors, officers, employees and agents of each such person and the shareholders acting on behalf of each such person.  In implementing the FCPA Compliance Program, the Sponsor Shareholders and the Company covenant that they will use their respective reasonable best efforts to ensure that the Company and each of its Subsidiaries and their respective Affiliates, including the directors, officers, employees, agents and other business partners of each such entity and the shareholders acting on behalf of each such entity, follow the policies and procedures set forth in the FCPA Compliance Program.  The Sponsor Shareholders and the Company further covenant to arrange for personnel training to acquaint employees of the Company and each of its Subsidiaries with the FCPA Compliance Program.

9.4.3           The Sponsor Shareholders and the Company covenant with the Investor that (i) it will ensure that the representation set out in section 4.23 of the Purchase Agreement remains true, accurate and not misleading at all times after the Closing and (ii) it will certify to the foregoing on an annual basis by letter directed to the Investor for so long as the Investor Ownership Percentage is greater than or equal to 1%.

9.4.4           The Company agrees to, and the Sponsor Shareholders shall ensure the Company to, maintain, throughout the course of this Agreement, books and records that accurately reflect its assets and transactions in reasonable detail, and to maintain a system of internal accounting controls to ensure that all transactions are properly authorized by management.  Further, the Investor shall be allowed reasonable access to the Company’s books and records during regular business hours and with reasonable prior written notice, and shall have the right to audit the Company on a periodic basis.

9.4.5           The Company further covenants that, should it learn of or have reason to suspect any breach of the covenants in this Section 9.4, it will promptly notify the Investor.  Following dispatch of such notification the Company shall (i) investigate the suspected breach and (ii) take any measure that may be required, or that the Investor may reasonably request, to remediate any suspected breach of the FCPA Compliance Program (including by dismissing employees that have breached the FCPA Compliance Program) and to insure continued compliance of the Company with FCPA, local anti-corruption laws and the provisions of this clause 9.4.

9.4.6           Subject to the PRC laws, during the term of this Agreement, the Company agrees in good faith to obtain certification, to the reasonable satisfaction of the Investor, on an annual basis from all Reporting Employees as to whether they are Government Officials or immediate family members of a Government Official, and the Company agrees to make immediate disclosure to the Investor of such fact and all relevant details with respect thereto. In carrying out its obligations under this clause 9.4, the Company shall in good faith exercise its reasonable best efforts to (A) insure the truth, accuracy and completeness of the certification provided by the Reporting Employees and (B) take legally permissible disciplinary or punitive action, as may be reasonably requested by the Investor, against any Reporting Employees for their failure to fully cooperate with the Company. For the purposes of this provision, “Reporting Employees” shall refer to any directors, indirect owners, any employee working with the sales department, finance department or legal department of the Company and any other employee whose work by nature shall create rights or obligations on behalf of the Company. “Government Official” shall refer to any officer, employee or any other person acting in an official capacity for any government or any department, agency or instrumentality thereof, including any entity or enterprise majority-owned or otherwise controlled by a government, or a public international organization (each a “Government Entity”), in each case, only to the extent that the Company, in the course of its business, interacts or engages with such Government Entity; “immediate family members” shall refer to the spouses, siblings, parents, or children (including by virtue of adoption) of a Government Official.

10.
Earn-out. The Investor agrees that the Company may issue and deliver up to an aggregate of 15,000,000 shares of Common Stock of the Company to HMDF Shareholders (as defined in the Share Exchange Agreement) in accordance with the terms of the Share Exchange Agreement.

11.	Legend.

11.1           The Purchased Shares and all shares of Common Stock issued upon conversion thereof shall be stamped or imprinted with a legend in substantially the following form (in addition to any legend required by state securities laws):

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS.  SUCH SECURITIES AND ANY SECURITIES ISSUED HEREUNDER OR THEREUNDER MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT AND APPLICABLE LAWS.  COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE SECURITIES AND RESTRICTING THEIR TRANSFER OR SALE MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD HEREOF TO THE SECRETARY OF THE COMPANY AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY.

12.	Miscellaneous.

12.1           Governing Law.
 This Agreement shall be governed in all respects by the laws of the State of State of Delaware without regard to any choice of laws or conflict of laws provisions that would require the application of the laws of any other jurisdiction.

12.2           Jurisdiction; Enforcement. Any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each a “Dispute”) shall be finally settled by arbitration.

(a)           The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in force (the “HKIAC Rules”).

(b)           The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules; provided, however, that the third presiding arbitrator must be licensed to practice Delaware state law and in good standing with the Delaware State Bar, as of the date the Notice of Arbitration is received by the HKIAC Secretariat.

(c)           Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.

(d)           Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).

(e)           The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.

(f)           Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets.  For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

12.3           Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any Capital Stock).  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.  For avoidance of doubt, the rights set forth in Sections 2, 4.2, 5, 6, 7 and 8 are not transferable to any third party without the prior written consent of the Company.

12.4           Entire Agreement. This Agreement, the Purchase Agreement and the other documents delivered pursuant to the Purchase Agreement, including the Registration Rights Agreement and Warrant, constitute the full and entire understanding and agreement among the parties with regard to the subjects of this Agreement and such other agreements and documents.

12.5           Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be mailed by reliable overnight delivery service or delivered by hand, facsimile or messenger as follows:

if to the Company:	China MediaExpress Holdings, Inc Room 2805 Central Plaza Wanchai, Hong Kong Attention: Zheng Cheng and Jacky Lam Facsimile: +852.2827.6099

with a copy to:	Loeb & Loeb LLP 345 Park Avenue New York, NY 10145 Attention: Mitchell S. Nussbaum / Frank J. Marinaro Facsimile: +1.212.656.1349

if to the Investor:	Starr Investments Cayman II, Inc. Bermuda Commercial Bank Building, 5th Floor 19 Par la Ville Road Hamilton HM 11 Bermuda Attention: Stuart Osbourne / Jenny Barclay

with a copy to:
Starr Investments Cayman II, Inc.
c/o Beijing C.V. Starr Investment Advisors Limited Shanghai Branch
Suite 4609-4611A, Tower II, Plaza 66,
1266 Nanjing West Road,
Shanghai 200040 People’s Republic of China
Attention: John Lin / Dorothy Dong
Facsimile: +8621.6288.9773

with a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, Tower 2, China World Trade Centre
No. 1 Jianguomenwai Avenue
Beijing 100004 People’s Republic of China
Attention:  Jon L Christianson
Facsimile:  +8610.6535.5577

if to the Founder:	c/o China MediaExpress Holdings, Inc. Room 2805, Central Plaza Wanchai, Hong Kong Attention: Zheng Cheng Facsimile: +852.2827.6099

if to Ou Wen Lin:	c/o China MediaExpress Holdings, Inc. Room 2805, Central Plaza Wanchai, Hong Kong Attention: Zheng Cheng Facsimile: +852.2827.6099

if to Qingping Lin:	c/o China MediaExpress Holdings, Inc. Room 2805, Central Plaza Wanchai, Hong Kong Attention: Zheng Cheng Facsimile: +852.2827.6099

if to Thousand:	c/o China MediaExpress Holdings, Inc. Room 2805, Central Plaza Wanchai, Hong Kong Attention: Zheng Cheng Facsimile: +852.2827.6099

if to Bright:	c/o China MediaExpress Holdings, Inc. Room 2805, Central Plaza Wanchai, Hong Kong Attention: Zheng Cheng Facsimile: +852.2827.6099

or in any such case to such other address, facsimile number or telephone as either party may, from time to time, designate in a written notice given in a like manner. Notices shall be deemed given when actually delivered by overnight delivery service, hand or messenger, or when received by facsimile if promptly confirmed.

12.6           Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of or acquiescence to any breach or default, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default. All remedies, either under this Agreement or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

12.7           Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only if such amendment or waiver is in writing and signed, in the case of an amendment, by all the parties hereto or, in the case of a waiver, by the party against whom the waiver is to be effective, provided that with respect to a waiver of the provisions set forth in Section 3.1.1 hereof, a waiver signed by the Company shall constitute an effective waiver. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any securities purchased under this Agreement at the time outstanding (including securities into which such securities are convertible), each future holder of all such securities, and the Company.

12.8           Counterparts. This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile or in electronic format, each of which may be executed by less than all the parties, each of which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one instrument.

12.9           Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement and the balance of this Agreement shall be enforceable in accordance with its terms.

12.10           Titles and Subtitles; Interpretation. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. When a reference is made in this Agreement to a Section, Schedule or Annex, such reference shall be to a Section, Schedule or Annex of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to in this Agreement means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by each of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

12.11           Withholding Rights. Notwithstanding anything to the contrary contained in any of the Transaction Agreements, the Company shall be entitled to deduct and withhold in respect of any dividends or deemed dividends with respect to the Series A Preferred Stock or any other amounts paid or deemed to be paid by the Company under any of the Transaction Agreements, such amounts as the Company reasonably determines are required to be deducted and withheld under the Code or any provision of state, local, provincial or foreign tax law; provided that the Person with respect to whom such deduction or withholding would occur shall be entitled to provide the Company with such forms or other documents as may be required in order to claim a reduction of any such deduction or withholding under the applicable tax law.  To the extent that any such amounts are so withheld, all appropriate and available evidence of such deduction and withholding, including any receipts or forms required in order for the Person with respect to whom such deduction and withholding occurred to establish the deduction and withholding and payment to the appropriate taxing authority as being for its account with the appropriate taxing authority, shall be delivered to the Person with respect to whom such deduction and withholding has occurred, and such withheld amounts shall be treated for all purposes as having been delivered and paid to the Person otherwise entitled to the amounts in respect of which such deduction and withholding was made.  Notwithstanding the foregoing, the Company, at its option, may require any such amounts required to be deducted and withheld to be reimbursed in cash to the Company by such Person prior to the time when the amounts subject to any such deduction or withholding are paid or are considered to be paid by the Company under the applicable tax law, in which case any such reimbursements received by the Company (net of any Taxes payable by the Company on such reimbursements) shall not be deducted and withheld from any such payments or deemed payments.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

CHINA MEDIAEXPRESS HOLDINGS, INC.

By:	/s/ Zheng Cheng
Name: Zheng Cheng
Title:

ZHENG CHENG

/s/ Zheng Cheng

OU WEN LIN

/s/ Ou Wen Lin

QINGPING LIN

/s/ Qingping Lin

THOUSAND SPACE HOLDINGS LIMITED

By:	/s/ Ou Wen Lin
Name: Ou Wen Lin
Title:

[Signature Page to Investor Rights Agreement]

BRIGHT ELITE MANAGEMENT LIMITED

By:	/s/ Qingping Lin
Name: Qingping Lin
Title:

STARR INVESTMENTS CAYMAN II, INC.

By:	/s/ Stuart Osborne
Name: Stuart Osborne
Title: Director

[Signature Page to Investor Rights Agreement]